UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)

ALCAN INC.
(Name of Subject Company)

ALCAN INC.
(Name of Person(s) Filing Statement)

Common Shares
Common Share Purchase Rights
(Title of Class of Securities)

013716105
(CUSIP Number of Class of Securities)

Roy Millington, Secretary
Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott D. Miller George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Norman M. Steinberg Andrew Bleau Ogilvy Renault LLP 1981 McGill College Avenue Montreal QC, Canada H3A 3C1

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

        This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed by Alcan Inc. on May 22, 2007, as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2  filed on May 23, 2007 and Amendment No. 3 filed on May 24, 2007.  Except as otherwise noted, the information set forth in the original Statement, as amended by Amendments No. 1, 2 and 3 thereto, remains unchanged.

Item 9.  Exhibits.

        Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(14)	Employee Ad Campaign Notification.
(a)(15)	Updated Questions and Answers for Managers.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2007                                                                          /s/ Roy Millington

                                                                                                Roy Millington

                                                                                                Secretary